November 8, 2006

Sutcliffe Resources Ltd. (SR – TSX.V) is pleased to report that Kingsdale Capital Markets Inc. has been retained by the Company to act as financial advisor to accelerate the repositioning of the company from a Canadian exploration company to become a major gold explorer in the Russian Federation.

The Company is currently in the process of completing its due diligence on the Irkutsk projects and ML, the private Russian Company which owns the projects. Consequently, it has obtained an extension for the acquisition of a 51% interest and, ultimately, a 100% interest in the Ozherelie and Ykanskoye mineral projects, located in the Irkutsk Oblast region of Siberia, Russia, approximately 1,100 kilometres north of the City of Irkutsk and 35 kilometres from the Sukhoi Log gold deposit. The Company will be obligated to pay US$9,000,000 by December 8, 2006, following on an initial US$1,000,000 payment.

The proposed acquisition is subject to execution of a formal agreement, financing and acceptance by the TSX Venture Exchange.

Further information on the aforementioned projects will be released as it becomes available.

On behalf of the board of directors,

“Laurence Stephenson”

Laurence Stephenson, P.Eng, MBA
President

For further information, please visit our website www.sutclifferesources.com.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risk factors and uncertainties which may cause actual results to vary considerably from these statements.

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